UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 4)

SOUTH DAKOTA STATE MEDICAL HOLDING COMPANY INCORPORATED

(Name of the Issuer)

SOUTH DAKOTA STATE MEDICAL HOLDING COMPANY INCORPORATED

(Name of Person(s) Filing Statement)

Class C Non-Voting Common Stock, $0.01 par value per share

(Title of Class of Securities)

          837900 10 9

(CUSIP Number of Class of Securities)

  Kirk Zimmer

Chief Executive Officer

1323 South Minnesota Avenue

Sioux Falls, South Dakota 57105

          (605) 334-4000

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

 Amy E. Dahl

Gray, Plant, Mooty, Mooty & Bennett, P.A.

500 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

Telephone: (612) 632-3229

 Fax: (612) 632-4229

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to
Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$5,593,724	$658

*                 For purposes of calculating the filing fee only, this amount assumes the acquisition of 277,604 shares of Class C Non-Voting Common Stock of the Registrant for $20.15 per share in cash in lieu of fractional shares issuable in a reverse stock split. No securities are being acquired for non-cash consideration. The amount of the filing fee equals 0.0001177 times the aggregate transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:$	$ 1,035
Form or Registration No.:	Schedule 13E-3, File No. 005-47764
Filing Party:	South Dakota State Medical Holding Company, Incorporated
Date Filed:	July 18, 2005

INTRODUCTION

              This Amendment No. 4 to the Rule 13e-3 Transaction Statement is being filed by South Dakota State Medical Holding Company, Incorporated (the “Company”) to report the results of the 1-for-1,000 reverse stock split of the Company's Class C Non-Voting Common Stock, par value $0.01 per share (“Common Stock”).  On October 31, 2005, at 5:00 p.m. (CST) the reverse stock split became effective.  Concurrently with the filing of this Amendment No. 4, the Company is filing with the Securities and Exchange Commission a Form 15 to terminate the registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934.

 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTH DAKOTA STATE MEDICAL
HOLDING COMPANY, INCORPORATED

/s/ Kirk Zimmer

By:	Kirk Zimmer
Its:	Chief Executive Officer

Date: November 10, 2005